EXHIBIT 99.1

Osisko Development Announces Senior Management Update

MONTREAL, Jan. 09, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of David Rouleau as Vice President, Project Development. This appointment aligns with the Company's strategic focus on building an operations-driven team to advance its flagship 100%-owned Cariboo Gold Project located in central British Columbia, Canada. The Company also announces that Éric Tremblay, Chief Operating Officer, is leaving the Company effective immediately to pursue other professional commitments in the mining sector. In addition to his appointed role, Mr. Rouleau will provide senior leadership support during the transition period until a permanent COO is appointed and he will take an active role in advancing operational readiness efforts for the Cariboo Gold Project. The Company has initiated an executive search process for the COO role, and will provide an update in due course.

"We are excited to welcome Dave to our team, who brings a wealth of operational and leadership experience over his more than 35-year professional career in the mining sector and he will be a vital asset as we advance activities at Cariboo in 2025 and beyond," commented Sean Roosen, Founder, Chairman and CEO. "On behalf of management and the board, I would also like to extend our thanks to Éric for his dedicated service and invaluable contributions to the company during his tenure. We wish him all the best and every success in his personal and professional endeavours."

Mr. David Rouleau is a seasoned executive with over 35 years of operational and management experience in the mining industry. His experience spans across projects and operations at various stages of growth including feasibility studies, environmental assessments, permitting, construction, start-up, expansion, and continuous improvement settings. Most recently, Mr. Rouleau served as Vice President of Mine Optimization and Strategic Planning at Victoria Gold, where he oversaw the Brewery Creek Project and supported business development initiatives in assessing mining and exploration projects. Earlier, he worked in British Columbia's Cariboo Regional District as Vice President of Operations for Barkerville Gold Mines (2016-2018) and at Taseko Mines (2010-2016), responsible for the Gibraltar Mine.

Earlier in his career, Mr. Rouleau was a key member of the Canadian Natural Resources senior management team developing the Horizon Oil Sands Project in Fort McMurray, Alberta. Additionally, Mr. Rouleau spent 17 years with Teck Cominco in various operational and engineering roles across multiple mine sites. Mr. Rouleau holds a BSc in Mine Engineering from the South Dakota School of Mines and a Mine Technology Diploma from the Haileybury School of Mines.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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